FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 1, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 1, 2004                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

            GLAXOSMITHKLINE AND THERAVANCE TO FORM STRATEGIC ALLIANCE

LONDON, UK and SOUTH SAN FRANCISCO, CA / March 31, 2004 -- GlaxoSmithKline plc
(GSK) and Theravance, Inc., a privately-held pharmaceutical company, announced today that they have entered into an innovative broad-based strategic alliance to develop and commercialize novel medicines across a variety of important therapeutic areas, including bacterial infection, respiratory, urinary incontinence and gastrointestinal.


Under the terms of the alliance Theravance will receive $129 million, a significant part of which relates to GSK's purchase of shares to increase its ownership position in Theravance from approximately 6% to approximately 19%, with an option for a further extension of GSK ownership in 2007. GSK will also receive an exclusive option to license potential new medicines from all current and future programs through August, 2007 on a worldwide basis. The alliance provides Theravance with a strong global pharmaceutical partner and access to significant capital to continue its drug discovery and development efforts. This alliance also builds on the companies' existing collaboration in respiratory diseases in which a new once-daily treatment for asthma and COPD is currently in Phase 2 clinical trials.


Commenting on the deal, Dr. Tadataka Yamada, Chairman, R&D, GlaxoSmithKline said,


 "This alliance allows GSK to benefit from the excellent research and discovery efforts at Theravance and offers us the opportunity to access, for development, new medicines for patients across a range of therapeutic areas. Our successful relationship with Theravance in respiratory with long-acting beta agonists gives us confidence that this new alliance will also yield a very productive collaboration."


"Our alliance with GSK continues an innovative collaborative approach," said Rick E Winningham, Chief Executive Officer of Theravance. "By combining the development and commercialization expertise of GSK with Theravance's unique ability to discover and develop best-in-class medicines through the application of our technological insight of multivalency, the two companies can create medicines that make a difference and improve patient outcomes."


R&D Collaborative Arrangements


In six years, Theravance has applied its unique multivalent small molecule discovery approach to discover seven potential new medicines, currently in active development. In addition to the once-daily treatment for asthma and COPD, these include a treatment for serious infections due to Gram-positive organisms (currently expected to file in 2006) and a compound in Phase 1 development to treat overactive bladder. Other compounds in earlier development are targeted at the treatment of gastrointestinal disorders, bacterial infections and respiratory disease. Upon accepting a new program, GSK will be responsible for all development, manufacturing and commercialization activities. Depending on the success of these new programs, Theravance will receive clinical, regulatory and commercial milestone payments and significant royalties on sales of medicines. For successful programs, these milestone payments could range from $162 million to $240 million per program. Under the alliance, Theravance will retain its operational independence to continue discovering and developing new medicines.


Equity and Governance Arrangements


In addition to the R&D collaboration aspects of this alliance, the companies have agreed to some innovative equity and governance arrangements.


GSK's ownership of Theravance may be increased from 19% to up to 60% in 2007 as GSK has the right, at its sole discretion, to acquire ("call") in 2007 half of Theravance's outstanding shares at a significant premium to the price paid by GSK in connection with this transaction. Alternatively, Theravance's shareholders, other than GSK, have the right to cause GSK to acquire ("put") up to half of their outstanding stock in 2007. The put price is set at a premium to the price paid by GSK in connection with this transaction and guarantees that value on half the outstanding shares for all shareholders who own Theravance stock in 2007. Given the maximum number of shares subject to the put, GSK's maximum obligation would be $525 million. The call and the put will be structured as transactions directly between Theravance and its shareholders and will be funded by GSK at the time of occurrence.


If GSK's ownership increases to more than 50% in 2007 as a result of the call or the put, it will receive a 5 year extension of its exclusive option to Theravance's product portfolio. GSK will also have certain Board and governance rights as long as it maintains its ownership in Theravance above 19%.


The companies expect to close on transactions under the Strategic Alliance Agreement upon receipt of regulatory approval and Theravance stockholder approval.


Lazard acted as financial advisor to Theravance in connection with this transaction.


Theravance is a privately-held pharmaceutical company dedicated to utilizing its proprietary multivalent technology to discover, develop and market best-in-class medicines for a wide variety of serious medical conditions across a number of therapeutic areas, including respiratory disease, bacterial infections, gastrointestinal disorders, overactive bladder and anesthesia. Since its inception, Theravance has implemented an integrated model of drug discovery and exploratory development and applied its multivalent insight to create a broad pipeline across diverse therapeutic areas. For more information, please visit the company's web site at .


GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at www.gsk.com.











Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, GlaxoSmithKline cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under Risk Factors in the Operating and Financial Review and Prospects in GlaxoSmithKline's Annual Report on Form 20-F for 2003.


Theravance and the Theravance logo are registered U.S. trademarks.


Enquiries:

Media enquiries - Theravance:          David Brinkley           650-808-3718

GSK:
UK Media enquiries :                   Martin Sutton            (020) 8047 5502
                                       David Mawdsley           (020) 8047 5502
                                       Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                    Nancy Pekarek            (215) 751 7709
                                       Mary Anne Rhyne          (919) 483 2839
                                       Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:   Duncan Learmouth         (020) 8047 5540
                                       Anita Kidgell            (020) 8047 5542
                                       Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries:        Frank Murdolo            (215) 751 7002
                                       Tom Curry                (215) 751 5419